July 28, 2025

Adam Ferrari
Chief Executive Officer
Phoenix Energy One, LLC
18575 Jamboree Road
Suite 830
Irvine, California 92612

       Re: Phoenix Energy One, LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 14, 2025
           File No. 024-12634
Dear Adam Ferrari:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Provisions of Note in our Subscription Agreement, page 205

1. We note your revised disclosure in response to prior comment 7 states that the subscription agreement includes a forum selection provision that requires any claims be brought in a state or federal court of competent jurisdiction in the State of New
       York. However, your subscription agreements filed as Exhibits 4.1 and
4.2 state that
       claims may be instituted in the federal courts of the United States or the courts of the
       State of New York. Please revise or advise.
 July 28, 2025
Page 2

General

2. We note your responses to prior comments 2 and 6 and reissue in part. We note your disclosure that you have not set a maximum period of time to decide whether to accept or reject a subscription or for the closing to occur. We also note that you reserve the right to terminate the offering at any time and may reject
subscriptions    in
       whole or in part, for any reason or no reason.    Further, we note that
the offering is
       contingent upon obtaining certain approval. Please revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make the final determination to accept or reject a subscription that settlement will occur. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have closings, may terminate the offering at any time, and you will not complete this offering unless the
       Preferred Shares are approved for listing on the NYSE American, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule
       251(d)(3)(i)(F) of Regulation A. If the offering is intended to be a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A, please revise your offering circular to disclose that the offering will commence within two calendar days after qualification.
3. We note your revised disclosure on the offering circular cover page that once you have determined to close the offering, you will inform investors of such closing date and the listing date in accordance with the terms of the subscription agreement. Please expand your disclosure to specifically discuss how you will inform investors of the closing.
      Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-
3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Ross McAloon, Esq., of Latham & Watkins LLP